The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

June 12, 2012

Enerplus Reiterates 2012 Production Growth Outlook and Announces Reduction in Dividend

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today reiterated production growth targets for 2012. We continue to expect to deliver 10% organic production growth through a capital spending program designed to increase crude oil production significantly throughout the year and preserve the value of our core natural gas assets for the future.

Approximately 70% of our forecasted $800 million capital spending in 2012 is weighted to crude oil and natural gas liquids projects. Approximately 40% of this capital is being directed to our light crude oil assets in the North Dakota region where production is expected to double by year end. We will continue to invest with our partners in the Marcellus shale gas play, which we believe is one of the best natural gas plays in North America. Our focus is to preserve our lease interests and retain the value of this significant asset for the future.

We continue to pursue the monetization or joint venture of a portion of our strategic undeveloped land base. Over the past three years, we have amassed over 170,000 net acres of strategic land in the Montney and Duvernay as well as our operated acreage in the Marcellus that contains significant future drilling potential.   Along with the sale of our equity portfolio, we expect that we could generate $250 - $500 million of proceeds over the next 12 - 18 months that will help fund our future growth strategies.

Despite our operational success year-to-date, commodity prices have weakened and resulted in lower forecast cash flows. While our balance sheet is currently strong and we have significant liquidity with respect to our credit capacity, we are reducing our monthly dividend from CDN$0.18 per share to CDN$0.09 per share. We believe this reduction will strike a better balance between yield and growth, allowing continued investment into our asset base in a more sustainable manner. We remain committed to a strategy that provides investors with a dividend and growth investment.

As stated, the new dividend amount of CDN$0.09 per share will be effective with the July payment and will not impact the dividend payable on June 20, 2012.

If you have any questions or for further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

- 30 –

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Currency, BOE and Operational Information

NEWS RELEASE

All dollar amounts or references to "$" in this news release are in Canadian dollars unless specified otherwise. Enerplus has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOEs may be misleading particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Unless otherwise stated, all oil and gas production information and estimates are presented on a gross basis, before deducting royalty interests.

Cautionary Note Regarding Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "budget", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: future capital spending amounts (including capital carry commitments), the timing and locations of such spending and the types of projects on which such capital will be spent; future growth in production, reserves and cash flow and other anticipated growth opportunities; a financing strategy to fund anticipated capital expenditures, future oil, natural gas liquids and natural gas prices and production levels (including anticipated 2012 average daily and exit production rates), the product mix and sources of such production, and production decline rates; future drilling activities and results and undeveloped land acquisitions; future capital efficiencies, corporate netbacks and cash flow levels; rates of return from our investments; the expected ultimate recovery of oil or gas from a particular well; well drilling costs, operating costs, general and administrative expenses and royalty expenses; sales of our equity portfolio and our non-core properties and the redeployment of proceeds realized therefrom; dividend payments made by Enerplus and the related adjusted payout ratio; the timing and payment of future taxes; our planned commodity risk management program; and future liquidity, debt levels and financial capacity and resources.

The forward-looking information contained in this news release reflect several material factors and expectations and assumptions of Enerplus including, without limitation: that Enerplus will achieve operational, production and drilling results as anticipated; anticipated production decline rates; the general continuance of current or, where applicable, assumed industry conditions; commodity prices will remain within Enerplus' expected range of forecast prices, being the current forward market prices; availability of adequate cash flow, debt and/or equity sources to fund Enerplus' capital and operating requirements as needed and to pay dividends to shareholders as anticipated; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; availability of willing buyers for the investments and properties proposed to be disposed of; that capital, operating, financing and third party service provider costs will not exceed Enerplus' current expectations; availability of third party service providers (including drilling rigs and service crews) and cooperation of industry partners; certain foreign exchange rate and other cost assumptions; and that all conditions and approvals necessary to complete anticipated financing activities will be satisfied or obtained. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable at this time but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes in commodity prices; unanticipated operating or drilling results or production declines; potential redeployment of available funding to alternative projects; changes in tax or environmental laws or royalty rates; failure to receive required regulatory or third party approvals or to satisfy conditions required for financings; increased debt levels or debt service requirements; insufficient available cash to pay dividends as currently anticipated; inaccurate estimation of or changes to estimates of Enerplus' oil and gas reserve and resource volumes and the assumptions relating thereto; limited, unfavourable or no access to debt or equity capital markets; increased costs and expenses; a shortage of third party service providers; the impact of competitors; reliance on industry partners; an inability to agree to terms with potential buyers of investments or assets that may be disposed of; and certain other risks detailed from time to time in Enerplus' public disclosure documents including, without limitation, those risks identified in our MD&A for the year ended December 31, 2011 and in Enerplus' Annual

Information Form dated March 9, 2012 for the year ended December 31, 2011, copies of which are available on Enerplus' SEDAR profile at www.sedar.com and which also form part of Enerplus' annual report on Form 40-F for the year ended December 31, 2011 filed with the United States Securities and Exchange Commission, a copy of which is available at www.sec.gov.

The forward-looking information contained in this news release speaks only as of the date of this news release, and Enerplus assumes no obligation to publicly update or revise such information to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Any financial outlook or future oriented financial information in this news release, as defined by applicable securities legislation, has been approved by management of Enerplus. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's reasonable expectations as to the anticipated results of its proposed business activities for 2012. Readers are cautioned that reliance on such information may not be appropriate for other purposes.